

Mail Stop 3561

May 10, 2018

Via E-mail
Glenn E. Martin
President
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 30, 2018**
> **File No. 333-219922**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2018 letter.

Exhibits

Exhibit 5.1 Legality Opinion

1. We note your legality opinion appears to qualify counsel's expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada or (ii) that does not include inappropriate qualifications pertaining to counsel's expertise. See Section II.B.3.b. of Staff Legal Bulletin No. 19. In addition, it is inappropriate to assume, for purposes of your opinion, that the applicable laws of other applicable jurisdictions are the same as the

laws of the State of California. Please revise your opinion to remove this assumption. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19. Please file a new or revised legality opinion as appropriate.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Craig V. Butler, Esq.
     Law Offices of Craig V. Butler